UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10316T 104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T 104

1.	Names of Reporting Persons. Aaron Levie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,955,877 (See Item 4(a) below)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 4,955,877 (See Item 4(a) below)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,955,877 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

 (a) Name of Issuer:

Box, Inc.

 (b) Address of Issuer’s Principal Executive Offices:

900 Jefferson Ave.

Redwood City, CA 94063

Item 2.

 (a) Name of Person Filing:

Aaron Levie

 (b) Address of Principal Business Office or, if none, Residence:

c/o Box, Inc.

900 Jefferson Ave.

Redwood City, CA 94063

 (c) Citizenship:

Aaron Levie is a U.S. citizen

 (d) Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (See Item 4(b) below)

 (e) CUSIP Number:

10316T 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

 (a) Amount beneficially owned:

As of December 31, 2016, Mr. Levie held 50,000 shares of Class A Common Stock, 2,565,372 shares of Class B Common Stock and 2,340,505 shares subject to options to purchase Class B Common Stock that were fully exercisable within 60 days of December 31, 2016.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

 (b) Percent of class:

7.00%

The ownership percentage above is calculated based on 65,893,209 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the issuer to the reporting person, plus the assumed conversion of 4,905,877 shares of Class B Common Stock deemed beneficially owned by Mr. Levie, as described herein, into shares of Class A Common Stock.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

4,955,877

(ii)	Shared power to vote or to direct the vote

None

(iii)	Sole power to dispose or to direct the disposition of

4,955,877

(iv)	Shared power to dispose or to direct the disposition of

None

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: February 7, 2017

/s/ Aaron Levie
Aaron Levie